

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2023

Jian Zhang
Chairman and Chief Executive Officer
Distoken Acquisition Corporation
Unit 1006, Block C, Jinshangjun Park
No. 2 Xiaoba Road, Panlong District
Kunming, Yunnan, People's Republic of China

> **Re: Distoken Acquisition Corporation**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed December 12, 2022**
> **File No. 333-248822**

Dear Jian Zhang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment 7 to Form S-1

Private Placements, page 7

1. We note your response to prior comment 1. Your use of the plural term "underwriters" indicates there is more than one underwriter for this offering; however, your disclosure on page 147 and elsewhere lists only one. We also note the continued references to EarlyBirdCapital in Exhibits 10.2 and 10.4. Please revise or advise.

Capitalization, page 85

2. We note your response to prior comment 5. While ASC 480-10-S99-3A does permit an accretion to redemption value over time in your GAAP financial statements, the As Adjusted amounts in your Capitalization table should reflect the full amount of stock that

is subject to redemption. Please revise.

Exhibits

3.   We note your response to prior comment 6. Please file a revised Exhibit 5.1 that reflects the changed terms of this offering. We note, for example, the reference to 1/2 of a redeemable warrant.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Richard I. Anslow, Esq.